SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                               to

Commission File Number:

A.  Full title of the plan and the address of the plan, if different  from that of the issuer named below:

The Allied Irish Bank Capital Accumulation Retirement Plan and Trust
c/o Allied Irish Bank
450 Park Avenue
New York, New York 10022

B.  Name of issuer of the securities held  pursuant to the plan and the address of its principal executive office:

Allied Irish Banks, p.l.c.
Bankcentre
Ballsbridge
Dublin 4, Ireland

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Financial Statements and Supplemental Schedule

December 31, 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Financial Statements and Supplemental Schedule

December 31, 2003

* Schedules required by From 5500, which are not applicable, have not been included.

[PRINTED ON KPMG LETTERHEAD.]

Report of Independent Registered Public Accounting Firm

The Pension Committee of
The Allied Irish Bank Capital Accumulation Retirement Plan and Trust:

We have audited the accompanying statement of net assets available for plan benefits of The Allied Irish Bank Capital Accumulation Retirement Plan and Trust (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for plan benefits for the period January 24, 2003 (inception of Plan) to December 31, 2003.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003, and changes in its net assets available for plan benefits for the period January 24, 2003 (inception of Plan) to December 31, 2003, in conformity with the U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
December 2, 2004

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Statement of Net Assets Available for Plan Benefits

December 31, 2003

Assets:
Investments, at fair value (note 3):
American Depository Receipts of Allied Irish Banks, p.l.c.	$891,777
Common collective trust funds	2,583,263
Mutual funds	15,462,864
Money market fund	2,744,533
Cash and cash equivalents	10
Participant loans	306,737
Total investments	21,989,184
Receivables:
Employer contributions	139,620
Participant contributions	53,732
Total receivables	193,352
Net assets available for plan benefits	$22,182,536

See accompanying notes to financial statements.

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Statement of Changes in Net Assets Available for Plan Benefits

For the Period January 24, 2003 (Inception of Plan) to December 31, 2003

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investment (note 3)	$3,327,676
Interest	47,999
Dividends	264,527
Total investment income	3,640,202
Contributions:
Employer contributions	1,528,357
Participant contributions	2,608,366
Total contributions	4,136,723
Total additions	7,776,925
Deductions from net assets attributed to:
Benefits paid to participants	706,194
Administrative expenses	950
Total deductions	707,144
Net increase before transfer	7,069,781
Transfer-in (note 1):
Allfirst Financial Inc. Capital Accumulation Retirement Plan and Trust	15,112,755
Net assets available for plan benefits at:
Beginning of year	—
End of year	$22,182,536

See accompanying notes to financial statements.

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2003

(1)                     Description of the Plan

The following brief description of The Allied Irish Bank Capital Accumulation Retirement Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established on January 24, 2003 as a spin-off from the Allfirst Financial Inc. Capital Accumulation Retirement Plan and Trust (Allfirst Plan). As a result of the spin-off, $14,786,106 of investment assets and $326,649 of participant loans were transferred into the Plan.  The Plan is a defined contribution plan covering employees of Allied Irish Bank (the Bank), a subsidiary of Allied Irish Banks, p.l.c. (the Plan Sponsor) and its affiliate Community Counselling Service Co., LLC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

Employees of the Bank and its affiliate are generally eligible to participate in the Plan upon completing or are scheduled to complete at least 1,000 hours of service during the twelve-month period beginning on the date of hire or during any Plan Year (January 1st through December 31st) that begins on the date of hire.

Contributions

Participants may authorize the Bank to reduce their pre-tax compensation each pay period by 1% to 40% and to contribute those amounts to the Plan, subject to the maximum dollar limitations of the Internal Revenue Code (generally $12,000 for 2003). The Bank will make matching contributions to the Plan on behalf of each participant which is based on his or her contributions at a rate of 100% for the first 3% of amount contributed, and 50% of the next 3%.

Investment Options

Participants may direct contributions and the balance accumulated in their accounts among the following investment options:

American Depository Receipts (ADR’s) of Allied Irish Banks, p.l.c. – This fund invests primarily in shares of the ADR’s of Allied Irish Banks, p.l.c., the ultimate parent of the Bank.

MTB Money Market Fund – This fund seeks current income with stability of principal.

MTB Income Fund – This fund seeks income and capital growth is secondary. The fund normally invests at least 65% of assets in debt securities.

MTB Balanced Fund – This fund seeks total return. The fund invests primarily in common stocks and investment-grade debt.

Vanguard Windsor II Fund – This fund seeks long-term growth of capital and current income is secondary. The fund invests primarily in undervalued stocks of medium and large companies, characterized by above-average dividend yields and below-average price/earnings ratios relative to the stock market.

(Continued)

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2003

MTB Equity Index Fund – This fund seeks investment. The fund normally invests at least 80% of assets in common stocks included in the S&P 500 index.

MTB Large Cap Stock Fund – This fund seeks growth of principal. The fund normally invests at least 80% of assets in equities issued by companies with market capitalizations greater than $3 billion.

MTB Multi Capital Growth Fund – This fund seeks long-term capital appreciation. The fund normally invests at least 65% of assets in common stocks and convertibles of both established and lesser-known companies.

MTB Small Cap Growth Fund – This fund seeks long-term capital appreciation. The fund normally invests at least 80% of assets in equities of companies with market capitalizations of less than $2 billion.

Harbor International Fund – This fund seeks long-term growth of capital. The fund primarily invests in equity securities issued by emerging market companies that have market capitalizations in excess of $1 billion, typically from at least three countries.

Conservative Lifestyle Strategy Portfolio – This fund is composed of 20% of MTB Money Market Fund, 40% MTB Short-Term Corporate Bond Fund, 20% MTB Income Fund and 20% MTB Large-Cap Stock Fund.

Moderate Lifestyle Strategy Portfolio – This fund is composed of 20% of MTB Money Market Fund, 20% of MTB Income Fund, 25% of MTB Large-Cap Stock Fund and 35% of MTB Multi-Cap Growth Fund.

Aggressive Lifestyle Strategy Portfolio – This fund is composed of 45% of MTB Large-Cap Stock Fund, 30% of MTB Multi-Cap Growth Fund, 15% of MTB Small-Cap Growth Fund and 10% of MTB International Equity Fund.

Participant’s Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of the Bank’s contribution and Plan earnings and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are fully vested in their accrued benefits in all accounts, including employer matching accounts, and such accrued benefits are nonforfeitable at all times, unless the employer matching contributions were made under the Allfirst Plan prior to January 1, 2002.  In that case, employer matching contributions become vested and non-forfeitable as follows:

Years of service	Vested percentage
Less than 2 year	0%
2 years	100%

(Continued)

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2003

Forfeited Accounts

At December 31, 2003 forfeited nonvested accounts totaled $19,222.  These accounts will be reallocated to participants in the same manner as employer contributions.

Participant Loans

Participants may borrow from their account balance up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Any loan must be repaid within five years. If the loan is made for the purpose of purchase or construction of the primary residence of the participant, then such loan may be repaid over a period more than five years. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate determined at the time of borrowing and fixed for the life of the loan.

Payment of Benefits

Benefit payments begin at the participant’s election after he or she ceases to be an employee due to disability, retirement, or other termination of employment or death. Under the Plan’s provisions, withdrawals of funds other than at disability, retirement, or other termination of employment or death will be permitted subject to certain limitations, as defined. Participants may elect to receive benefits from several options available as set forth in the Plan.

(2)                     Summary of Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

ADR’s of Allied Irish Banks, p.l.c. common stock are valued using quoted market prices.  Investments in common collective trust funds and mutual funds are shown at the Plan’s proportionate share of the fair value of such funds. Shares of the common collective trust funds are valued at the net asset value as reported by the sponsor of the funds. Shares of mutual funds are valued at quoted market price.  Share of money market funds and participant loans are valued at cost, which approximates fair market value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(Continued)

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2003

Administrative Expenses

All administrative expenses of the Plan are paid by the Bank, except expenses directly related to the management of each fund (such as investment management fees, commissions, and other transaction costs) which are charged against the assets of the total applicable fund to which such expenses directly relate.

(3)                     Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2003:

Mutual Funds:
Harbor International Fund	2,157,992	*
MTB Balanced Fund	1,434,038	*
MTB Equity Index Fund	1,974,048	*
MTB Income Fund	1,323,200	*
MTB Multi Capital Growth Fund	2,160,371	*
MTB Small Cap Growth Fund	2,615,685	*
Vanguard Windsor II Fund	2,832,296	*

Money Market Fund:
MTB Money Market Fund	2,744,533	*

* represents more than 5% of the Plan’s net assets.

For the period January 24, 2003 (inception of Plan) to December 31, 2003, the Plan’s investments (including gains or losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

ADR’s of Allied Irish Banks, p.l.c.	$235,920
Common collective trust funds	612,638
Mutual funds	2,479,118
Total	$3,327,676

(Continued)

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2003

(4)                     Risks and Uncertainties

The Plan offers a number of investment options including ADR’s of Allied Irish Banks, p.l.c. and a variety of investment funds, some of which are common collective trust funds and mutual funds.  The investment funds include U.S. equities, international equities, and fixed income securities.  Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts, reported in the statements of net assets available for plan benefits and participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections.  Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock fund of the Employer, which invests in ADR’s of Allied Irish Banks, p.l.c.

(5)                     Related Party Transactions (Parties-in-Interest)

Certain Plan investments are shares of common stock issued by ADR’s of Allied Irish Banks, p.l.c.  Allied Irish Banks, p.l.c. is the Plan Sponsor and the ultimate Parent of the Bank.

Certain Plan investments are shares of common collective trust funds, mutual funds and a money market fund managed by Manufacturers and Traders Bank (MTB).  Manufacturers and Traders Trust Company, an affiliate of MTB, is the custodian of the Plan’s assets.

(6)                     Income Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated November 4, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(7)                     Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, either full or partial, all amounts credited to the participants’ accounts shall become 100% vested; and therefore, will not be subject to forfeiture.

Supplemental Schedule

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2003

Identity of issue		Description of investment	Number of Shares/Units	Current Value

*	American Depository Receipts of Allied Irish Banks, p.l.c.	Common stock equivalents	28,096	$891,777

*	Aggressive Lifestyle Strategy Portfolio	Common collect trust fund	87,277	984,434
*	Conservative Lifestyle Strategy Portfolio	Common collect trust fund	44,913	533,171
*	Moderate Lifestyle Strategy Portfolio	Common collect trust fund	92,154	1,065,658
				2,583,263

	Harbor International Fund	Mutual fund	58,657	2,157,992
*	MTB Balanced Fund	Mutual fund	107,338	1,434,038
*	MTB Equity Index Fund	Mutual fund	212,263	1,974,048
*	MTB Income Fund	Mutual fund	130,622	1,323,200
*	MTB Large Cap Stock Fund	Mutual fund	105,953	965,234
*	MTB Multi Capital Growth Fund	Mutual fund	147,064	2,160,371
*	MTB Small Cap Growth Fund	Mutual fund	138,984	2,615,685
	Vanguard Windsor II Fund	Mutual fund	106,919	2,832,296
				15,462,864

*	MTB Money Market Fund	Money market fund	2,744,533	2,744,533

*	Employer Stock Awaiting Purchase Fund	Cash equivalents	10	10
*	Participant Loans	35 loans to participants with interest rates of 5.00% to 11.50% with marturities up to 10 years		306,737
				$21,989,184

*            Parties-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Allied Irish Bank Capital Accumulation Retirement Plan and Trust

Date: March 17, 2005	By:	/s/ David P. Caulfied
David P. Caulfield
Member, AIB U.S. Pension Committee

INDEX OF EXHIBITS

Exhibit No.	Description	Reference

23.1	Consent of KPMG	Filed herewith